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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                Schedule 14D-9/A
                                (AMENDMENT No. 5)

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                           DEKALB Genetics Corporation
                            (Name of Subject Company)


                           DEKALB Genetics Corporation
                      (Name of Person(s) Filing Statement)


                     Class A Common Stock, Without Par Value
                         (Title of Class of Securities)

                                   244878 10 4
                      (CUSIP Number of Class of Securities)

                     Class B Common Stock, Without Par Value
                         (Title of Class of Securities)

                                   244878 20 3
                      (CUSIP Number of Class of Securities)



                            John H. Witmer, Jr., Esq.
                    Senior Vice President and General Counsel
                               3100 Sycamore Road
                             DeKalb, Illinois 60015
                                 (815) 758-3461
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
                              James G. Archer, Esq.
                                 Sidley & Austin
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 906-2000


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         This Amendment No. 5 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, as amended, filed with the Securities and Exchange Commission on May 15, 1998 (the "Schedule 14D-9") by DEKALB Genetics Corporation, a Delaware corporation (the "Company") relating to a tender offer by Corn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Monsanto Company, a Delaware corporation ("Parent") to purchase all outstanding shares of (i) Class A Common Stock, without par value (the "Class A Shares") and (ii) Class B Common Stock, without par value (the "Class B Shares" and, collectively with the Class A Shares, the "Shares"), of the Company, at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitutes the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on
Schedule 14D-1 filed by the Purchaser. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs at the end of such Item:

         On September 14, 1998, the Company and Parent announced that they had reached an agreement with the staff of the Antitrust Division (the "Division") of the Department of Justice concerning a timetable for concluding the Division's review of the Offer under the HSR Act. Pursuant to the terms of this agreement, Parent will not consummate the Offer prior to the earlier of November 16, 1998 and the date that the Division notifies Parent that it is closing its review of the Offer.

         As a result of reaching this agreement with the Division, Parent and the Purchaser have also extended the expiration date of the Offer until 5:00 pm eastern standard time on Monday, November 30, 1998. Although Parent and the Purchaser believe that this schedule provides for adequate time to resolve with the Division any issues that remain outstanding in connection with the Division's review of the Offer, there can be no guarantee that the Offer will be consummated on November 30, 1998.

         The press release issued by the Company on September 14, 1998 is filed herewith as Exhibit 30 and incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.             DESCRIPTION
-----------             -----------
Exhibit 30              Company Press Release dated September 14, 1998.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    DEKALB GENETICS CORPORATION


                                    By: BRUCE P. BICKNER
                                       --------------------------------------
                                               Bruce P. Bickner
                                           Chairman of the Board and
                                            Chief Executive Officer


Dated: September 17, 1998


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